Exhibit 3.5

CERTIFICATE OF AMENDMENT

TO THE

FIFTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

DEMANDWARE, INC.

*********

Pursuant to Section 242 of the

General Corporation Law of the State of Delaware

Demandware, Inc. (hereinafter called the “Corporation”), organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

The Board of Directors of the Corporation duly adopted a resolution, pursuant to Section 242 of the General Corporation Law of the State of Delaware, setting forth an amendment to the Fifth Amended and Restated Certificate of Incorporation of the Corporation, as amended, and declaring said amendment to be advisable and in the best interests of the Corporation and its stockholders. The stockholders of the Corporation duly approved said proposed amendment by written consent in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware. The resolutions setting forth the amendment are as follows:

RESOLVED:	That the first paragraph of Article IV of the Amended and Restated Certificate of Incorporation of the Corporation, as amended, be and hereby is deleted in its entirety and the following three paragraphs are inserted in lieu thereof:

“ARTICLE IV

That, effective on the filing of this Certificate of Amendment to the Fifth Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Reverse Split Effective Time”), a one-for-three reverse stock split of the Corporation’s common stock, $0.01 par value per share (the “Common Stock”), shall become effective, pursuant to which each three (3) shares of Common Stock outstanding and held of record by each stockholder of the Corporation (including treasury shares) immediately prior to the Reverse Split Effective Time shall be reclassified and combined into one share of Common Stock automatically and without any action by the holder thereof upon the Reverse Split Effective Time and shall represent one share of Common Stock from and after the Reverse Split Effective Time (such reclassification and combination of shares, the “Reverse Split”). The par value of each of the Common Stock and the Corporation’s Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, Series C Convertible Preferred Stock and Series C Convertible Preferred Stock following the Reverse Split shall remain $0.01 per share. No fractional shares of Common Stock shall be issued as a result of the Reverse Split and, in lieu thereof, following surrender after the Reverse Split Effective Time of a certificate which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Reverse Split Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Split shall be entitled to receive a cash payment equal to the fraction of a share of Common Stock such holder would otherwise be entitled multiplied by the fair value per share of the Common Stock immediately prior to the Reverse Split Effective Time as determined by the Board of Directors of the Corporation.

Each stock certificate that, immediately prior to the Reverse Split Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Reverse Split Effective Time shall, from and after the Reverse Split Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Reverse Split Effective Time into which the shares formerly represented by such certificate have been reclassified (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Reverse Split Effective Time); provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Reverse Split Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Reverse Split Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified.

The total number of shares of all classes of stock which the Corporation shall have the authority to issue is (i) 240,000,000 shares of Common Stock, $0.01 par value per share; (ii) 54,206,421 shares of preferred stock, $0.01 par value per share (“Preferred Stock”), 9,564,000 shares of which shall be designated as Series A Convertible Preferred Stock, $0.01 par value per share (“Series A Preferred Stock”), 11,165,557 shares of which shall be designated as Series B Convertible Preferred Stock, $0.01 par value per share (“Series B Preferred Stock”); 16,234,236 shares of which shall be designated as Series C Convertible Preferred Stock, $0.01 par value per share (“Series C Preferred Stock”); and 17,242,628 shares of which shall be designated as Series D Convertible Preferred Stock, $0.01 par value per share (“Series D Preferred Stock”).

IN WITNESS WHEREOF, the Corporation has caused its corporate seal to be affixed hereto and this Certificate of Amendment to be signed by its Executive Vice President and Chief Financial Officer this 1st day of March, 2012.

DEMANDWARE, INC.

By:	/s/ Scott J. Dussault
Scott J. Dussault Executive Vice President and Chief Executive Officer